 Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion and analysis below are limited to the continuing operations of JinkoSolar Holding Co., Ltd. (the “Company,” “we” or “us”).

Summary Consolidated Financial and Operating Data

The summary unaudited interim consolidated financial information for the nine months ended September 30, 2016 and 2017 and as of September 30, 2017 has been derived from our unaudited interim condensed consolidated financial statements as of September 30, 2017 and for the nine months ended September 30, 2017 and September 30, 2016 included in this current report. Our unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. The summary consolidated balance sheet data as of December 31, 2016 has been derived from the Company’s audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 29, 2017 (our “2016 annual report”). The summary consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” included in our 2016 annual report.

Summary Unaudited Consolidated Statements of Operations Information

	Nine months ended September 30,
	2016	2017
	RMB’000	RMB’000	US$’000
Revenues from third parties	16,176,175	19,619,733	2,948,872
Revenues from related parties	102,960	500,571	75,237
Total revenues	16,279,135	20,120,304	3,024,109
Cost of revenues	(13,139,781)	(17,864,049)	(2,684,991)
Gross profit	3,139,354	2,256,255	339,118
Total operating expenses	(1,868,156)	(2,022,335)	(303,960)
Income from operations	1,271,198	233,920	35,158
Interest expenses, net	(284,758)	(189,978)	(28,554)
Change in fair value of derivative liability	34,937	(19,455)	(2,924)
Subsidy income	87,424	118,384	17,793
Exchange gain / (loss)	191,138	(82,518)	(12,402)
Change in fair value of forward contracts	(52,362)	(6,181)	(929)
Change in fair value of call spread options	(219)	-	-
Change in fair value of convertible senior notes and capped call options	(95,531)	-	-
Other income / (expense), net	(668)	38,824	5,835
Investment gain / (loss)	91	(632)	(95)
Income from continuing operations before income taxes	1,151,250	92,364	13,882
Income tax (expense) / benefit	(306,687)	26,467	3,978
Income from continuing operations, net of tax	844,563	118,831	17,860

Summary Condensed Consolidated Balance Sheet Data

	As of December 31,	As of September 30,
	2016	2017
	RMB’000	RMB’000	US$’000
Total current assets	19,695,296	21,438,204	3,222,191
Total non-current assets	6,395,344	8,206,437	1,233,439
Total current liabilities	18,362,657	20,919,983	3,144,302
Total non-current liabilities	1,267,770	2,101,132	315,803
Total current assets less current liabilities	1,332,639	518,221	77,889
Net assets	6,460,213	6,623,526	995,525
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	6,460,709	6,624,424	995,660

Summary Unaudited Statement of Cash Flows

	As of September 30,
	2016	2017
	RMB’000	RMB’000	US$’000
Net cash used by operating activities	(345,483)	(897,438)	(134,886)
Net cash used in investing activities	(4,740,978)	(2,553,445)	(383,786)
Net cash provided by financing activities	4,731,085	3,116,262	468,378
Effect of foreign exchange rate changes on cash and cash equivalents	26,826	(48,847)	(7,341)
Net decrease in cash and cash equivalents	(328,550)	(383,468)	(57,635)
Cash and cash equivalents, beginning of period	3,683,664	2,501,417	375,966
Cash and cash equivalents, end of period	3,355,114	2,117,949	318,331

Operating Data

	Nine months ended September 30,
	2016	2017
Sales volume:
Silicon wafers (MW)	90	582
Solar cells (MW)	63	260
Solar Modules (MW)	4,922	7,326
Average selling price (RMB):
Silicon wafers (per watt)	0.85	0.61
Solar cells (per watt)	1.20	1.30
Solar modules (per watt)	3.51	2.61

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Results of Operations

Revenues

Total revenues in the nine months ended September 30, 2017 were RMB20,120.3 million (US$3,024.1 million), representing a 23.6% increase from RMB16,279.1 million in the same period of 2016. This increase was mainly attributable to an increase in solar module shipments, which was partially offset by a decline in average selling price of solar modules. Our average selling price of solar modules decreased from RMB3.51 per watt in the nine months ended September 30, 2016 to RMB2.61 per watt (US$0.39 per watt) in the nine months ended September 30, 2017.

Revenues from third parties in the nine months ended September 30, 2017 were RMB19,619.7 million (US$2,948.9 million), representing a 21.3% increase from RMB16,176.2 million in the same period of 2016. This increase was mainly attributable to an increase in solar module shipments, which was partially offset by a decline in average selling price of solar modules.

Revenues from related parties in the nine months ended September 30, 2017 were RMB500.6 million (US$75.2 million), representing a 386.2% increase from RMB103.0 million in the same period of 2016. This increase was mainly attributable to an increase in solar module shipments to Jinko Power Technology Co, Ltd. and Sweihan PV Power Company PJSC.

Gross Profit and Gross Margin

Gross profit in the nine months ended September 30, 2017 was RMB2,256.3 million (US$339.1 million), representing a 28.1% decrease from RMB3,139.4 million in the same period of 2016. This decrease was mainly attributable to a decline in the average selling price of solar modules.

Gross margin was 11.2% in the nine months ended September 30, 2017, compared with 19.3% in the same period of 2016. This decrease was mainly attributable to a decline in the average selling price of solar modules.

Income from Operations and Operating Margin

Income from operations in the nine months ended September 30, 2017 was RMB233.9 million (US$35.2 million), representing a substantial decrease from RMB1,271.2 million in the same period of 2016. Operating margin in the nine months ended September 30, 2017 was 1.2%, compared with 7.8% in the same period of 2016. The year-over-year decrease of operating margin was mainly attributable to a decline in gross margin in the nine months ended September 30, 2017.

Total operating expenses in the nine months ended September 30, 2017 were RMB2,022.3 million (US$304.0 million), representing a 8.2% increase from RMB1,868.2 million in the same period of 2016. This increase was primarily due to the increase in shipping costs, which was in line with the increase in solar module shipments. This increase in total operating expenses was offset in part by the reversal of bad debt reserves and a decrease in impairment of property, plant and equipment in the nine months ended September 30, 2017. Shipping costs increased by 58.2% from RMB600.9 million in the nine months ended September 30, 2016 to RMB950.6 million (US$142.9 million) in the nine months ended September 30, 2017. The reversal of bad debt reserves amounted to RMB216.2 million (US$32.5 million) in the nine months ended September 30, 2017, compared with RMB129.6 million in the same period of 2016. This increase in the reversal of bad debt reserves was primarily due to the Company’s effort to collect the long-aged accounts receivables of domestic customers during the nine months ended September 30, 2017. Property, plant and equipment impairment was provided amounted to RMB103.1 million for the nine months ended September 30, 2016, which was due to the Company’s replacement of certain production equipment in an effort to improve production automation.

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Total operating expenses accounted for 10.1% of total revenues in the nine months ended September 30, 2017, compared to 11.5% in the same period of 2016.

Interest Expenses, Net

Net interest expenses in the nine months ended September 30, 2017 were RMB190.0 million (US$28.6 million), representing a 33.3% decrease from RMB284.8 million in the same period of 2016. This decrease was primarily due to the partial repurchase of our 4.00% convertible senior notes due 2019 at the option of the noteholders. An aggregate principal amount of US$61,074,000 of the notes was tendered for repurchase, and notes in the principal amount of US$10,000 remained outstanding after such repurchase.

Exchange Gain / (Loss), Net

The Company recorded a net exchange loss of RMB82.5 million (US$12.4 million) in the nine months ended September 30, 2017, compared to a net exchange gain of RMB191.1 million in the same period of 2016. This change was primarily due to the appreciation of RMB against the US dollars in the nine months ended September 30, 2017.

Other Income/(Expenses), Net

Other income/(expenses) consists primarily of guarantee service income from Jiangxi Jinko Engineering and expenses related to charitable donations. We had net expense of RMB0.7 million in the nine months ended September 30, 2016 and net income of RMB38.8 million (US$5.8 million) in the nine months ended September 30, 2017.

Other income related to the guarantee service income amounted to RMB42.7 million (US$6.4 million) during the nine months ended September 30, 2017. No guarantee service income was recognized during the nine months ended September 30, 2016 as the guarantee service agreement was signed in the fourth quarter of 2016.

Change in Fair Value of Forward Contracts

We recognized losses from the change in fair value of forward contracts of RMB52.4 million and RMB6.2 million (US$0.9 million) in the nine months ended September 30, 2016 and 2017, respectively. The loss in the nine months ended September 30, 2017 was mainly due to the appreciation of U.S. dollars against RMB. The loss in the nine months ended September 30, 2016 was mainly due to depreciation of U.S. dollars against Euro and Japanese Yen.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

We recognized a loss from the change in fair value of convertible senior notes and capped call option of RMB95.5 million in the nine months ended September 30, 2016. We did not recognize any loss or gain from change in fair value of convertible senior notes and capped call option in the nine months ended September 30, 2017 as we repurchased most of our convertible senior notes in 2016 and the first quarter of 2017.

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Income Tax (Expense) / Benefit

The Company recorded an income tax benefit of RMB26.5 million (US$4.0 million) in the nine months ended September 30, 2017, compared with an income tax expense of RMB306.7 million in the same period of 2016. This change was primarily because in the nine months ended September 30, 2017, the Company recorded income tax benefit of RMB26.5 million (US$4.0 million) resulting from income tax filing differences due to R&D costs deduction as approved by the local tax bureau.

Net Income and Earnings per Share

GAAP net income attributable to the Company’s ordinary shareholders from continuing operations in the nine months ended September 30, 2017 was RMB119.2 million (US$17.9 million), compared with RMB827.1 million in the same period of 2016.

Basic earnings per ordinary share from continuing operations were RMB0.93 (US$0.14) during the nine months ended September 30, 2017. This translates into basic earnings per ADS from continuing operations of RMB3.72 (US$0.56).

Diluted earnings per ordinary share from continuing operations were RMB0.91 (US$0.14) during the nine months ended September 30, 2017. This translates into diluted earnings per ADS from continuing operations of RMB3.64 (US$0.56).

Liquidity and Capital Resources

As of September 30, 2017, we had RMB2,117.9 million (US$318.3 million) in cash and cash equivalents and RMB350.9 million (US$52.7 million) in restricted cash. We have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB2.86 billion (US$429.7 million) as of September 30, 2017, of which RMB1.19 billion (US$178.5 million) will be due in 2018.

As of September 30, 2017, we had total bank credit facilities available of RMB12.93 billion (US$1.94 billion) with various banks, of which RMB8.65 billion (US$1.30 billion) were drawn down and RMB4.28 billion (US$0.64 billion) were available. As of September 30, 2017, we had short-term borrowings (including the portion of long-term borrowings due within one year) of RMB6.92 billion (US$1.04 billion) and long-term borrowings (excluding the portion of long-term borrowings due within one year) of RMB462.0 million (US$69.4 million). As of September 30, 2017, long-term loans in the amount of RMB392.6 million (US$59.0 million) will be due for repayment after one year, but within five years. As of the same date, we pledged property of a net book value of RMB1.92 billion (US$288.5 million) to secure repayment of borrowings of RMB1.15 billion (US$172.8 million). Our convertible senior notes of approximately RMB66 thousand (US$10 thousand) as of September 30, 2017 were those that we issued on January 22, 2014 and are due in 2019, bearing an annual interest rate of 4.0%.

Our management believes that our current cash position as of September 30, 2017, the cash expected to be generated from operations and funds available from borrowings under the bank credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this current report.

Cash Flows

Net cash used in operating activities in the nine months ended September 30, 2017 was RMB897.4 million (US$134.9 million), consisting primarily of (i) an increase in accounts receivables of RMB1.37 billion (US$206.5 million) due to an increase in sales, (ii) an increase in inventory of RMB1.02 billion (US$153.0 million) due to an increase of purchase, (iii) an increase in prepayment and other current assets of RMB516.2 million (US$77.6 million), and (iv) decrease in advances from customers – third parties of RMB499.8 million (US$75.1 million), partially offset by (i) an increase in accounts payables – third parties of RMB623.7 million (US$93.7 million) due to an increase in purchase and longer credit terms, (ii) a decrease in notes receivable – third parties of RMB519.3 million (US$78.5 million) due to the subsequent collection, (iii) depreciation of property, plant and equipment of RMB419.3 million (US$63.0 million), (iv) a decrease in accounts receivable - related parties of RMB388.8 million (US$58.4 million), (v) a decrease in notes receivable - related parties of RMB370.2 million (US$55.6 million), and (vi) share-based compensation charges of RMB45.9 million (US$6.9 million).

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Net cash used in investing activities in the nine months ended September 30, 2017 was RMB2.55 billion (US$383.8 million), consisting primarily of (i) cash paid for short-term investments and restricted short-term investment of RMB4.96 billion (US$745.9 million), (ii) the purchase of property, plant and equipment of RMB1.72 billion (US$258.7 million), partially offset by cash collected from short-term investments and restricted short-term investment of RMB4.26 billion (US$640.0 million).

Net cash provided by financing activities in the nine months ended September 30, 2017 was RMB3.12 billion (US$468.4 million), consisting primarily of (i) borrowings of RMB14.72 billion (US$2.21 billion), (ii) an increase in notes payable of RMB1.28 billion (US$191.7 million), (iii) cash received from sale of equipment under sales-leaseback agreement of RMB600.0 million (US$90.2 million), (iv) proceeds from issuance of bonds of RMB297.9 million (US$44.8 million), and (v) proceeds from exercise of share options of RMB69.9 million (US$10.5 million), partially offset by (i) repayment of bank borrowings of RMB13.3 billion (US$2.00 billion), (ii) repayment of convertible senior notes of RMB422.8 million (US$63.6 million), (iii) repayment of deposit for capital lease of RMB55.0 million (US$8.3 million).

We did not have any off-balance sheet arrangement as of September 30, 2017.

Recent Developments

As of December 31, 2017, we had an integrated annual production capacity of 8.0 GW for silicon wafer, 5.0 GW for solar cells and 8.0 GW for solar modules. We estimate that we shipped 2.4 to 2.5 GW of solar modules for the fourth quarter of 2017 and 9.7 to 9.8 GW for the full year ended December 31, 2017. For the fourth quarter of 2017, total revenues and gross margin are estimated to be in the range of US$980 million to US$1,020 million and 11% to 13%, respectively.

Set forth in the paragraph above are certain preliminary estimates of our results of operations for the quarter ended December 31, 2017 and for the year ended December 31, 2017. While these estimates represent the most current information available to management, our financial closing procedures for the quarter ended December 31, 2017 are not yet complete. These estimates are not a comprehensive statement of our financial results for the quarter ended December 31, 2017, and our actual results may differ materially from these estimates. The preliminary estimates included in this current report have been prepared by, and are the responsibility of, the Company's management. PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to these estimates and does not express an opinion or any other form of assurance with respect thereto.

In November 2017, we broke our own record by achieving P-type monocrystalline PERC solar cell efficiency of 23.45%.

In October 2017, our practical sized (245.83cm2) P-type multi-crystalline silicon solar cells reached the conversion efficiency of 22.04%.

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In September 2017, we filed a prospectus supplement to sell up to an aggregate of US$100 million of our ADSs through an at-the-market equity offering program. We have terminated the ATM program and did not sell any ADSs under the ATM program.

In September 2017, we supplied 28.2 MW dc of our solar PV modules to Swinerton Renewable Energy, for the construction of the Jacumba Solar Project.

In September 2017, we ranked as a top solar brand used in debt-financed projects and most “bankable” PV manufacturer by Bloomberg New Energy Finance.

In September 2017, we attended the 9th BRICS Summit hosted in Xiamen, China.

In January 2018, we entered into a module supply agreement with a U.S. counterparty, pursuant to which we have agreed to provide around 1.75GW of high efficiency solar module over approximately three years.

On January 29, 2018, we announced that we are finalizing planning for the construction of an advanced solar module manufacturing facility in the United States, which is expected to have an annual capacity up to 1.5 GW once it becomes fully operational. The new facility is expected to commence production in the third quarter of 2018 and reach full production capacity in the first half of 2019. We have identified a few potential locations and are in the process of negotiating leases and incentive packages with government authorities.

The following is a summary of recent developments in material anti-dumping and countervailing related reviews and investigations involving us:

-	The U.S. Department of Commerce issued the final results of the second administrative review in June and July of 2016 and the final results of the third administrative review in July 2017. As we were not included in the second and the third administrative review, the tariff rates applicable to us remained at 9.67% (for antidumping) and 20.94% (for countervailing) after this review. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the antidumping duty order and countervailing duty order with respect to crystalline silicon photovoltaic (“CSPV”) cells, whether or not assembled into modules, from China. The fourth administrative reviews are pending as of the date of this current report, and therefore, the final tariff rates applicable to us are subject to change. In November 2017, the U.S. Department of Commerce and the U.S. International Trade Commission initiated Five-Year Reviews to determine whether revocation of the antidumping and countervailing duty orders with respective to crystalline silicon photovoltaic cells, whether or not assembled into modules from China, would likely lead to continuation or recurrence of material injury. The Five-Year Reviews are pending as of the date of this current report. In December 2017, the U.S. Department of Commerce initiated the fifth administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The fifth administrative reviews are pending as of the date of this current report, and therefore, the final tariff rates applicable to us are subject to change.

-	In April 2016 and April 2017, the U.S. Department of Commerce initiated the first and the second administrative review of the antidumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, respectively. In July and September 2017, the U.S. Department of Commerce issued the final results of this first administrative review. As we were not included in this first administrative review, the tariff rates applicable to us remained at 65.36% (for antidumping) and 38.43% (for countervailing) after this review. The second administrative reviews are pending as of the date of this current report.

-	In May 2017, U.S. International Trade Commission initiated a global safeguard investigation to determine whether CSPV cells (whether or not partially or fully assembled into other products) are being imported into the United States in such increased quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry in the United States producing articles like or directly competitive with the imported articles (“Section 201 Investigation”). The Section 201 Investigations are not country specific. They involve imports of the products under investigation from all sources, including China. In September 2017, the U.S. International Trade Commission voted affirmatively in respect of whether the imports of CSPV cells (whether or not partially or fully assembled into other products) are causing serious injury to domestic producers of such products. On January 22, 2018, the U.S. President made the final decision to provide a remedy to the U.S. industry that the CSPV cells and modules imported, on or after 12:01 a.m. eastern standard time on February 7, 2018, will be subject to additional duties of 30%, 25%, 20% and 15% from the first year to the fourth year, respectively, except for the first 2.5 GW of imported CSPV cells concerned in each of those four years, which are excluded from the additional tariff.

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-	In August 2017, the United States Trade Representative initiated an investigation pursuant to the Trade Act of 1974, as amended (the “Trade Act”), to determine whether acts, policies, and practices of the Government of China related to technology transfer, intellectual property, and innovation are actionable under the Trade Act (“Section 301 Investigation”). If the U.S. Trade Representative makes an affirmative determination of actionable conduct, subject to the instructions of the U.S. President, it may restraint imports from China which may affect the solar industry.

-	In March 2017, the European Commission initiated a partial interim review of the anti-dumping and countervailing measures applicable to imports of CSPV modules and key components (i.e. cells) originating in or consigned from China. Such partial interim review will examine whether the existing anti-dumping and countervailing measures, including European Union price undertaking agreement, can still be considered as an appropriate form for the measures. In September 2017, the European Commission replaced the price undertaking with the new variable duty minimum import price (the “MIP Regulation”). The MIP Regulation is only applicable to companies that were still part of the price undertaking or withdrew voluntarily without any previous issues, including JinkoSolar.

-	In July 2016, Turkish Ministry of Economy initiated anti-dumping investigation against photovoltaic panels and modules classified in Turkish Customs Tariff Code 8541.40.90.00.14, from China. In July 2017, Turkish Ministry of Economy made the final affirmative result of this investigation, pursuant to which import into Turkey of our CSPV panels and modules under investigation from China is subject to the anti-dumping duty. The anti-dumping duty applicable to us is US$20 per m2.

-	In July 2017, the Department of Commerce of India initiated anti-dumping investigation concerning imports of solar cells whether or not assembled partially or fully in modules or panels or on glass or some other suitable substrates originating in or exported from mainland China, Taiwan and Malaysia. Such investigation is pending as of the date of this current report.

-	In December 2017, the Directorate General of Safeguards of India initiated a Safeguard investigations concerning imports of “solar cells whether or not assembled in modules or panels” (“PUC”) into India to protect the domestic producers of like and directly competitive articles (to the solar cells whether or not assembled in modules or panels) from serious injury / threat of serious injury caused by such increased imports (the “India Safeguard Investigations”). The India Safeguard Investigation is not country specific. It involves imports for the products under investigation from all sources, including China. In January 2018, the Directorate General of Safeguards Customs and Central Excise recommended a provisional safeguard duty to be imposed at the rate of 70% ad valorem on the imports of PUC falling under Customs Tariff Item 85414011 of the Customs Tariff Act, 1975 from all countries, including PRC and Malaysia, except some developing countries. This investigation is pending as of the date of this current report.

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Currency Convenience Translation

The conversion of Renminbi into U.S. dollars herein, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 29, 2017, which was RMB6.6533 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated herein are calculated based on Renminbi.

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